   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 2004.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             ---------------------
                              THE KOREA FUND, INC.
                       (Name of Subject Company (issuer))
                              THE KOREA FUND, INC.
                       (Name of Filing Person (offeror))
                                 COMMON STOCK,
                           $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   500634100
                     (CUSIP Number of Class of Securities)

                           Richard T. Hale, Chairman
                              The Korea Fund, Inc.
               c/o Deutsche Investment Management Americas, Inc.
                                345 Park Avenue
                            New York, New York 10154
                                 (800) 349-4281
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                             ---------------------
                                    COPY TO:
                            MEREDITH M. BROWN, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000
                             ---------------------
                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                 AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------------------
$106,781,675(a)                                                             $8,638.64
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

---------------

(a) Calculated as the aggregate maximum purchase price to be paid for 4,966,590 shares in the offer, based upon a price of $21.50 (95% of the net asset value per share of $22.63 on January 20, 2004).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not applicable
     Form or Registration No.: Not applicable
     Filing Party: Not applicable
     Date Filed: Not applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [ ]  third party tender offer subject to Rule 14d-1
     [X]  issuer tender offer subject to Rule 13e-4
     [ ]  going-private transaction subject to Rule 13e-3
     [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Korea Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 4,966,590 of its issued and outstanding common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated January 23, 2004 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12.  EXHIBITS

  (a)(1)(i)  Offer to Purchase, dated January 23, 2004.
 (a)(1)(ii)  Form of Letter of Transmittal.
(a)(1)(iii)  Form of Notice of Guaranteed Delivery.
 (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
  (a)(1)(v)  Form of Letter to Clients of Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
     (a)(2)  None.
     (a)(3)  Not Applicable.
     (a)(4)  Not Applicable.
     (a)(5)  Press release issued on January 21, 2004.
     (b)(1)  $1,300,000,000 Credit Agreement, dated as of April 11, 2002
             (the "Credit Agreement"), among certain mutual funds managed by Deutsche Investment Management Americas Inc., JPMorgan
             Chase Bank, J.P. Morgan Securities Inc., State Street Bank and Trust Company and Credit Lyonnais New York Branch.
     (b)(2)  Termination, Replacement and Restatement Agreement of the
             Credit Agreement, dated as of April 10, 2003.
        (d)  Amendment to the License, Approval and Confirmation of The
             Korea Fund, Inc., dated July 2, 1998, issued by the Ministry of Finance and Economy of Korea.
        (g)  None.
        (h)  None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not Applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE KOREA FUND, INC.

                                          By:       /s/ JOHN MILLETTE
                                            ------------------------------------
                                          Name: John Millette
                                          Title: Vice President and Secretary
                                          Dated: January 23, 2004

                                        3